8-52306

BB 4/1

[redacted]

08029896

ƎDSTATES
ⅪCHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
~~8-103797~~

SEC Mail Processing Section

MAR 2 4 2008

Washington, DC
105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Norfolk Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 Church Street, 20th Floor
(No. and Street)

New Haven (City) CT (State) 06510 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn H. Pease (203) 401-3220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bobrow & Company, P.C.
(Name – *if individual, state last, first, middle name*)

Two Bridgewater Road (Address) Farmington (City) CT (State) 06032 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 8 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _________Glenn H. Pease____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Norfolk Markets, LLC____, as of ____December 31_____________________________, 2007_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

LINDSEY C. BOUCHER
NOTARY PUBLIC
MY COMMISSION EXPIRES 3/31/2010

Glenn H. Pease
Signature

___________Chief Financial Officer_________
Title

Lindsey C. Boucher
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Norfolk Markets, LLC
(A Limited Liability Company)
Computations of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
For the Years Ended December 31, 2007 and 2006

	2007	2006
Member's equity	$1,845,338	$2,011,841
Less: non-allowable assets		
Petty cash	(138)	0
Accounts receivable	(1,183,108)	(1,122,723)
Prepaid expenses	(16,813)	(16,384)
Due from related entity	(11,752)	(71,765)
Fixed assets, net	(124,604)	(135,252)
Organizational costs, net	(14,292)	(16,177)
Net capital	494,631	649,540
Minimum net capital required to be maintained (greater of $5,000 or 6-2/3% of aggregate indebtedness of $278,783 in 2007 and $466,595 in 2006)	18,585	31,122
Net capital in excess of requirement	$ 476,046	$ 618,418
Ratio of aggregate indebtedness to net capital	56%	72%

END